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                            August 18, 2020

       David H. Mack, Ph.D.
       President and Chief Executive Officer
       PMV Pharmaceuticals, Inc.
       8 Clarke Drive, Suite 3
       Cranbury, NJ 08512

                                                        Re: PMV
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 3,
2020
                                                            CIK 0001699382

       Dear Dr. Mack:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on August 3, 2020

       Prospectus Summary , page 1

   1. We note your response to prior comment 2 and your revised disclosure on page 1 that you believe "[you] have
designed [y]our lead product candidate, PC14586, to potently and selectively correct p53
misfolding caused by a specific p53 mutation, Y220C, while
                                                        sparing wild-type p53."
As previously noted, please balance your disclosure with equally prominent explanations
that your product candidate remains in the early development stages and your novel
approach is    unproven.
 David H. Mack, Ph.D.
FirstName LastNameDavid
PMV Pharmaceuticals,  Inc. H. Mack, Ph.D.
Comapany
August 18, NamePMV
           2020       Pharmaceuticals, Inc.
August
Page 2 18, 2020 Page 2
FirstName LastName
2. We note your response to prior comment 4 and your revised disclosure on page 1 that you
         "cannot guarantee that the U.S. Food and Drug Administration, or FDA, will agree with this strategy of utilizing the Phase 1/2 clinical trial as a pivotal study . . . " As you further explain on page 133, please also clarify here that you intend to pursue the accelerated approval pathway if the data from your Phase 1/2 trail supports the path, and that even if you obtain accelerated approval, you anticipate that the FDA will require post-approval trials to confirm clinical benefit.
Risks Related to Our Business, page 6

3. Please expand your last bullet to also state that the companion diagnostics will need to be separately approved by the FDA as medical devices. We refer to prior comment 6.
Business, page 116

4. Please expand your disclosure in the Business section to include that you expect to initially seek approval of your product candidates, "in most instances at least as a second line therapy," as you state on page 27.
       You may contact Ameen Hamady at 202-551-3891 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Life Sciences
cc:      Megan J. Baier, Esq.